SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
FORM 8-A/A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
QUALCOMM Incorporated
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation)	95-3685934 (I.R.S. Employer Identification No.)

5775 Morehouse Drive San Diego, CA (Address of principal executive offices)	92121-1714 (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered Not applicable	Name of each exchange on which each class is to be registered None
     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), please check the following box. ☐
     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☑
     Securities Act registration statement file number to which this form relates: ___ (if applicable)
     Securities to be registered pursuant to Section 12(g) of the Act:
Preferred Share Purchase Rights
(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.
Item 2. Exhibits.
SIGNATURE
EXHIBIT INDEX

AMENDMENT NO. 1 TO FORM 8-A
     The undersigned registrant hereby amends the following items, exhibits or other portions of its Application for Registration on Form 8-A filed with the SEC October 2, 1995 for its Preferred Share Purchase Rights as follows:
     Item 1. Description of Registrant’s Securities to be Registered.
     History of the Rights.
     Pursuant to a Rights Agreement dated September 26, 1995 (the “Original Rights Agreement”) between QUALCOMM Incorporated (the “Company”) and First Interstate Bank of California (the “Rights Agent”), the Board of Directors of the Company (the “Board”) declared a dividend distribution of one Preferred Share Purchase Right (each a “Right” and collectively the “Rights”) for each outstanding share of common stock, par value $0.0001 (“Common Shares”) of the Company as of October 16, 1995 (the “Record Date”) to stockholders of record as of the close of business on that date, as well as for each Common Share that has since become outstanding since the Record Date and that will become outstanding until the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (each as defined below).
     Effective as of November 15, 1999, the Board approved an amendment (the “First Amendment”) to the Original Rights Agreement dated November 15, 1999 between the Company and the Rights Agent. The First Amendment adjusted the exercise price of one Right to $400 effective as of the day following the filing with the Delaware Secretary of State of a certain Certificate of Amendment of the Company’s Restated Certificate of Incorporation, which Certificate of Amendment was so filed December 20, 1999.
     Effective as of September 26, 2005, the Board approved additional changes to the Original Rights Agreement, as amended by the First Amendment, pursuant to an Amended and Restated Rights Agreement dated September 26, 2005 (the “Amended and Restated Rights Agreement”). The Amended and Restated Rights Agreement (i) extended the Final Expiration Date, as defined in the Original Rights Agreement, through September 25, 2015; (ii) adjusted the number of shares of Series A Junior Participating Preferred Stock (“Preferred Shares”) issuable upon exercise of each Right from one one-hundredth to one one-thousandth; (iii) named Computershare Investor Services LLC as Rights Agent thereunder; (iv) changed the purchase price (the “Purchase Price”) of each Right to $180.00; (v) reduced the redemption price for each Right from $0.01 to $0.001; (vi) eliminated a ten (10) day waiting period after the Rights are triggered before the Rights become represented by separate Rights Certificates and such Rights Certificates are distributed to stockholders; and (vii) added a provision requiring annual evaluation of the Amended and Restated Rights Agreement by a committee of independent directors to determine if maintenance of the Amended and Restated Rights Agreement continues to be in the best interest of the Company and its stockholders.

     Summary of the Rights.
     The principal terms of the Amended and Restated Rights Agreement are summarized below and the descriptions in this registration statement are subject to, and are qualified in their entirety by, the Amended and Restated Rights Agreement listed as Exhibit 1 to this registration statement.
     Under the Amended and Restated Rights Agreement each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.0001 per share (the “Preferred Stock”), at a Purchase Price of $180.00 per one one-thousandth of a Preferred Share, subject to adjustment. Each one one-thousandth of a share of Preferred Stock has designations, powers, preferences, rights, qualifications, limitations and restrictions that make its value approximately equal to the value of a Common Share.
     Initially, the Rights are evidenced by the stock certificates representing the Common Shares, and no separate Right Certificates, as defined below, will be distributed. Until the earlier to occur of (i) a public announcement that a person, entity or group of affiliated or associated persons (an “Acquiring Person”) have acquired beneficial ownership of 15% or more of the outstanding Common Shares (such date the “Shares Acquisition Date”) or (ii) the business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person or entity becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Shares (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with or without a copy of the Summary of Rights, which is included in the Amended and Restated Rights Agreement as Exhibit C thereof (the “Summary of Rights”), attached thereto.
     The Amended and Restated Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued upon transfer or new issuance of Common Shares will contain a notation incorporating the Amended and Restated Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.
     The Rights are not exercisable until the Distribution Date. Under the Amended and Restated Rights Agreement the Rights will expire on September 25, 2015 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above). The exercise of Rights for Preferred Shares is at all times subject to the availability of a sufficient number of authorized but unissued Preferred Shares.
     The number of outstanding Rights, and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right and the Redemption Price are also subject to adjustment in the event of a stock split of Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidation or combinations of the Common Shares occurring, in any case, prior to the Distribution Date.
     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 but will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1,000 but will be entitled to an aggregate payment of 1,000 times the payment made per Common Share. Each Preferred Share will have 1,000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount of consideration received per Common Share. These rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of one one-thousandth of a Preferred Share should approximate the value of one Common Share.
     In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will for a 60-day period have the right to receive upon exercise that number of Common Shares having a market value of two times the Purchase Price of the Right (or, if such number of shares is not and cannot be authorized, the Company may issue Preferred Stock, cash, debt, stock or a combination thereof in exchange for the Rights). This right will terminate 60 days after the date on which the Rights become nonredeemable (as described below), unless there is an injunction or similar obstacle to exercise of the Rights, in which event this right will terminate 60 days after the date on which the Rights again become exercisable.

     In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the Purchase Price of the Right.
     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Shares and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share, per Right (or, if the number of shares is not and cannot be authorized, the Company may issue cash, debt, stock or a combination thereof in exchange for the Rights), subject to adjustment.
     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of the number of one one-thousandths of a Preferred Share issuable upon the exercise of one Right, which may, at the option of the Company, be evidenced by depositary receipts), and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.
     At any time prior to the earlier of (i) the close of business on the Shares Acquisition Date or (ii) the Final Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, (the date of such redemption the “Redemption Date”), at a price of $0.001 per Right, subject to adjustment for stock splits, stock dividends and the like (the “Redemption Price”). Following the expiration of the above periods, the Rights become nonredeemable. Immediately upon any redemption of the Rights, the ability to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
     A committee of the Company’s Board of Directors is required to, at least annually, determine whether maintenance of the Amended and Restated Rights Agreement continues to be in the best interests of the Company and its stockholders or whether the Amended and Restated Rights Agreement should be modified or the Rights redeemed. The reviewing committee is to be comprised only of directors meeting the requirements for independence under Nasdaq listing standards or, if the Common Shares are listed on a national exchange, such national exchange’s listing standards.
     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the threshold for exercisability of the Rights from 15% to any percentage which is (i) greater than the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary, or any entity holding Common Shares pursuant to the terms of any such plan) and (ii) not less than 10%, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interest of the holders of the Rights.
     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.
     Potential Anti-takeover Effects of the Rights, Applicable Law and Certain Provisions of the Company’s Restated Certificate of Incorporation.
     The Rights. The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company’s Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at $0.001 per Right prior to the earliest of (i) the Share Acquisition Date or (ii) the Final Expiration Date.
     Applicable Law. The Company is subject to Section 203 of the Delaware General Corporation Law which, with certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:
•	the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, prior to the time the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
     In general, Section 203 defines a business combination to include:
•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
     In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.
     The Restated Certificate of Incorporation. The Company’s Restated Certificate of Incorporation contains a “fair price provision” that requires the approval of the holders of at least 66 2/3% of its voting stock (voting together as a single class) as a condition to a merger or certain other business transactions with, or proposed by, a holder of 15% or more of its voting stock, except in cases where certain directors approve the transaction or certain minimum price criteria and other procedural requirements are met. The Company believes that the fair price provision will help assure that all of its stockholders will be treated similarly if certain kinds of business combinations are effected. However, the fair price provision may make it more difficult to accomplish transactions that could be beneficial to stockholders.
     The Company’s Restated Certificate of Incorporation also requires that any action required or permitted to be taken by its stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by any consent in writing. In addition, special meetings of stockholders may be called only by the Company’s board of directors, or chairman of the board of directors or its president. The Company’s Restated Certificate of Incorporation also provides for a classified board of directors consisting of three classes of directors. In addition, the Company’s Restated Certificate of Incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.
     Item 2. Exhibits.
     The Amended and Restated Rights Agreement between the Company and the Rights Agent (including as Exhibit A the Certificate of Amendment to Certificate of Designation, as Exhibit B the form of Right Certificate and as Exhibit C the Summary of Rights) is attached hereto as Exhibit 1 and is incorporated herein by reference.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

QUALCOMM INCORPORATED
	By:	/s/ PAUL E. JACOBS
Date: October 3, 2005		Paul E. Jacobs
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
1
Amended and Restated Rights Agreement dated September 26, 2005 between the Company and Computershare Investor Services LLC, as Rights Agent (including as Exhibit A the Certificate of Amendment of Certificate of Designation, as Exhibit B the form of Right Certificate and as Exhibit C a Summary of Rights to Purchase Preferred Shares) (incorporated by reference to Exhibit 99.1 from Registrant’s Form 8-K filed September 30, 2005).